                                                           Exhibit (d)(1)(2)


                              AGREEMENT AND PLAN

                                      OF

                                    MERGER

                           dated as of May 10, 2001

                                by and between

                            G & L ACQUISITION, LLC

                                      and

                              G & L REALTY CORP.

                               TABLE OF CONTENTS


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                                                                                Page
ARTICLE I. THE MERGER....................................................         1
     1.1     The Merger..................................................         2
     1.2     Closing.....................................................         2
     1.3     Effective Time..............................................         2
     1.4     Effect of Merger on Acquiror and the Company................         2
     1.5     Effect on Securities........................................         3
     1.6     Disbursing Agent............................................         4
     1.7     Deposit of Funds............................................         4
     1.8     Transmittal Letter and Instructions.........................         4
     1.9     Payment of Cash for Cancelled Shares........................         4
     1.10    Treatment of Options........................................         5
     1.11    Unclaimed Consideration.....................................         6
     1.12    Delivery of Stock Certificates for Acquiror Units...........         6
     1.13    Further Assurances..........................................         6

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY................         7

     2.1     Organization and Good Standing..............................         7
     2.2     Subsidiaries; Investments...................................         7
     2.3     Authorization; Binding Agreement............................         8
     2.4     Capitalization..............................................         9
     2.5     Absence of Certain Changes or Events........................        10
     2.6     Governmental Consents and Approvals.........................        10
     2.7     No Violation................................................        11
     2.8     No Default..................................................        11
     2.9     Litigation..................................................        11
     2.10    Brokers and Finders.........................................        11
     2.11    Fairness Opinion............................................        12
     2.12    Proxy and Schedule 13E-3 Information........................        12

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF ACQUIROR..................        12

     3.1     Formation and Good Standing.................................        12
     3.2     Authorization; Binding Agreement............................        12
     3.3     Capital Structure...........................................        13
     3.4     No Violation................................................        13
     3.5     Governmental Consents and Approvals.........................        13
     3.6     Proxy and Schedule 13E-3 Information........................        14
     3.7     Brokers and Finders.........................................        14
     3.8     No Prior Activities.........................................        14
     3.9     Litigation..................................................        14
     3.10    Financing...................................................        14

ARTICLE IV. COVENANTS....................................................        15

     4.1     Acquisition Proposals.......................................        15

                                                                                  Page
     4.2     Termination of the Company's Stock Incentive Plan.............        17
     4.3     Conduct of the Company's Business Pending Merger..............        17
     4.4     Conduct of Acquiror's Business Pending Merger.................        19
     4.5     Other Actions.................................................        19
     4.6     SEC Filings...................................................        19
     4.7     Standstill Provisions.........................................        19

ARTICLE V. ADDITIONAL COVENANTS............................................        20

     5.1     Preparation of Proxy Statement; Stockholders Meeting..........       20
     5.2     Access to Information.........................................       21
     5.3     Tender Offer..................................................       21
     5.4     Reasonable Efforts; Notification..............................       22
     5.5     Public Announcements..........................................       23
     5.6     Indemnification...............................................       24
     5.7     Declaration of Dividends and Distributions....................       25
     5.8     Stockholder Claims............................................       26
     5.9     Cooperation with Proposed Financing...........................       26
     5.10    Conversion of Partnership Units...............................       26
     5.11    Exchange of Partnership Units.................................       26
     5.12    Spinoff of Non-MOB Assets.....................................       26
     5.13    Section 16 Matters............................................       26

ARTICLE VI. CONDITIONS.....................................................       27

     6.1     Conditions to Each Party's Obligation to Effect the Merger....       27
     6.2     Conditions to Obligations of the Company to Effect the Merger.       27
     6.3     Conditions to Obligations of Acquiror to Effect the Merger....       28

ARTICLE VII. TERMINATION...................................................       29

     7.1     Termination...................................................       29
     7.2     Effect of Termination.........................................       30
     7.3     Expenses and Termination Fee..................................       31

ARTICLE VIII. MISCELLANEOUS................................................       32

     8.1     Non-Survival of Representations and Warranties................       32
     8.2     Amendment.....................................................       32
     8.3     Waiver........................................................       32
     8.4     Notice........................................................       32
     8.5     Entire Agreement..............................................       33
     8.6     Parties in Interest...........................................       33
     8.7     Material Events...............................................       34
     8.8     Headings......................................................       34
     8.9     Interpretation................................................       34
     8.10    Assignment....................................................       34
     8.11    Governing Law.................................................       34
     8.12    Counterparts..................................................       34
     8.13    Severability..................................................       34

                         APPENDIX A - MERGER AGREEMENT


                         AGREEMENT AND PLAN OF MERGER
                         ----------------------------

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 10, 2001, is by and between G & L ACQUISITION, LLC, a Maryland limited liability company ("Acquiror"), and G & L REALTY CORP., a Maryland corporation (the "Company").

                                   RECITALS

     A. The Board of Directors of the Company (the "Board"), based upon the recommendation of a special committee thereof (the "Special Committee"), has determined that the Merger (as defined below) is advisable and in the best interests of the stockholders of the Company, and the Board and the members of Acquiror have approved the Merger upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Common Stock, par value $0.01 per share, of the Company (other than certain designated shares) will be converted into the right to receive cash.

     B. In order to effectuate the foregoing, Acquiror, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Maryland General Corporation Law (the "MGCL") and the Maryland Limited Liability Company Act (the "MLLCA"), will merge with and into the Company (the "Merger").

     C. The Special Committee has received a fairness opinion relating to the transactions contemplated hereby as more fully described below and the Board has resolved to recommend to the holders of Common Stock of the Company to vote to approve the Merger.

     D. G & L Partnership, LLC, a Delaware limited liability company of which Acquiror is the sole member (the "Acquiror Sub"), G & L Realty Partnership, L.P., a Delaware limited partnership ("G & L Operating Partnership"), Acquiror and the Company have entered into a Partnership Merger Agreement of even date herewith (the "Partnership Merger Agreement"), pursuant to which, and subject to the terms and conditions thereof, Acquiror Sub will be merged with and into G & L Operating Partnership (the "Partnership Merger") with G & L Operating Partnership as the surviving entity.

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and for the purpose of setting forth certain terms and conditions of the Merger, and the manner of carrying the same into effect, the parties hereto agree as follows:

                                  ARTICLE I.
                                  THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the MLLCA, Acquiror shall be merged with and into the Company, with the Company as the surviving entity (the surviving entity in the Merger is sometimes referred to as the "Surviving Corporation").

     1.2 Closing. On the terms and subject to the conditions of this Agreement and provided that this Agreement has not been terminated pursuant to
Article VII, the closing of the transactions contemplated by this Agreement (the "Closing") will take place at 10:00 a.m., local time, at the offices of O'Melveny & Myers LLP, 400 S. Hope Street, Los Angeles, California, on the date which is the third business day following satisfaction (or waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than conditions that by their terms cannot be satisfied until the Closing
Date), unless another time, date or place is agreed to in writing by the parties. The date on which the Closing occurs is referred to herein as the "Closing Date."

     1.3 Effective Time. On the Closing Date, the parties shall execute and file articles of merger (the "Articles of Merger") in accordance with the MGCL and the MLLCA. The Merger shall become effective at the time (the "Effective Time") the Articles of Merger are accepted for record by the State Department of Assessments and Taxation of the State of Maryland (the "Maryland Department"), or at such time as Acquiror and the Company shall specify in the Articles of Merger (not to exceed 30 days after the Articles of Merger are accepted for record by the Maryland Department). Unless otherwise agreed, the parties shall cause the Effective Time to occur on the Closing Date.

     1.4 Effect of Merger on Acquiror and the Company. The parties agree to the following provisions with respect to the Merger:

           (a) Name of Surviving Corporation. The name of the Surviving Corporation shall from and after the Effective Time be and continue to be "G & L Realty Corp." until changed in accordance with applicable law.

           (b) Charter. The charter of the Company as in effect immediately prior to the Effective Time shall from and after the Effective Time be and continue to be the charter of the Surviving Corporation until changed or amended in accordance with applicable law.

           (c) Bylaws. The bylaws of the Company as in effect immediately prior to the Effective Time shall from and after the Effective Time be and continue to be the bylaws of the Surviving Corporation until changed or amended in accordance with applicable law.

           (d) Organization. At the Effective Time, the separate existence of Acquiror shall cease, and the Company as the Surviving Corporation and successor shall succeed to Acquiror in the manner of and as more fully set forth in
Section 3-114 of the MGCL and Section 4A-709 of the MLLCA.

           (e) Directors and Officers. The directors of the Company immediately prior to the Effective Time shall continue as the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation.

     1.5 Effect on Securities. At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of the Company, Acquiror or the holders of any of the following securities:

           (a) Each share of Common Stock, par value $.01 per share, of the Company (collectively, the "Common Shares" and, individually, a "Common Share") issued and outstanding immediately prior to the Effective Time (other than any Common Shares to remain outstanding pursuant to Section 1.5(c)) shall be converted into the right to receive an amount equal to $12.00 in cash, without interest (the "Cash Merger Consideration"); the Common Shares being converted into the right to receive the Cash Merger Consideration are hereinafter referred to as "Cancelled Shares";

           (b) Each issued and outstanding share of Preferred Stock, par value $0.01 per share, of the Company (collectively, the "Preferred Shares") shall not be converted, exchanged, cancelled or otherwise affected by the Merger and shall remain issued and outstanding after the Merger;

           (c) 96,671 of the 360,422 Common Shares that are, on the date of this Agreement, registered in the name of, and specified by Daniel M. Gottlieb, and 74,674 of the 285,923 Common Shares that are, on the date of this Agreement, registered in the name of, and specified by Steven D. Lebowitz (such persons are individually referred to as a "Continuing Stockholder" and collectively as the "Continuing Stockholders," and such shares are collectively referred to as the "Continuing Shares") shall not be converted, exchanged, cancelled or otherwise affected by the Merger and shall remain issued and outstanding after the Merger, provided that the Continuing Shares are, at the Effective Time, so registered in the name of the applicable Continuing Stockholder, it being understood that additional Common Shares may be issued to the Continuing Stockholders prior to the Effective Time in exchange for Partnership Units (as defined below) and, subject to Section 1.5(f) below, such Common Shares shall be deemed to be Continuing Shares;

           (d) Each option for the purchase of Common Shares issued by the Company and outstanding immediately prior to the Effective Time (collectively, the "Company Options" and individually, a "Company Option"), including those held by the Continuing Stockholders, shall be terminated and converted into the right to receive the Option Consideration as defined and set forth in Section 1.10;

           (e) Each unit (as defined in the Acquiror's Operating Agreement dated as of May 4, 2001) (collectively, the "Acquiror Units," and individually, an "Acquiror Unit") of Acquiror outstanding immediately prior to the Effective Time shall be converted automatically into one newly-issued, fully-paid and nonassessable share of Common Stock of the Surviving Corporation and shall cease to exist; and

           (f) Notwithstanding Subsection (c) above, the aggregate number of Continuing Shares held by the Continuing Stockholders may, at the sole discretion of the each Continuing Stockholder, be decreased (and correspondingly, the number of Common Shares held by the Continuing Stockholders to be converted in the Merger shall be increased) if the aggregate purchase price of the Preferred Stock (as defined in Section 2.4) tendered in the Offer (as defined in Section 5.3) is less than $7,750,000.

     1.6 Disbursing Agent. Prior to the Effective Time, Acquiror shall appoint a disbursing agent reasonably acceptable to the Company (the "Disbursing Agent") to act as agent for the payment of the Cash Merger Consideration upon surrender of certificates formerly representing issued and outstanding Cancelled Shares.

     1.7 Deposit of Funds. At the Effective Time, the Surviving Corporation shall irrevocably deposit or cause to be deposited with the Disbursing Agent, cash in the amount of the Aggregate Cash Merger Consideration (as defined below). Pending distribution pursuant to Section 1.9 of the cash deposited with the Disbursing Agent, such cash shall be held in trust for the benefit of the holders of Cancelled Shares, and shall not be used for any other purpose. The Surviving Corporation may direct the Disbursing Agent to invest such cash, provided that such investments (i) shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody's Investors Service or Standard & Poor's, or in certificates of deposit, bank repurchase agreements or bankers acceptances of domestic commercial banks with capital exceeding $250,000,000 (collectively, "Permitted Investments") or in money market funds which are invested solely in Permitted Investments, and (ii) shall have maturities that will not prevent or delay payments to be made pursuant to Section 1.9.

     1.8 Transmittal Letter and Instructions. Promptly after the Effective Time, the Surviving Corporation shall cause the Disbursing Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Cancelled Shares (collectively, the "Certificates" and individually, a "Certificate") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Disbursing Agent and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting surrender of the Certificates in exchange for the Cash Merger Consideration. Each holder of a Certificate representing Cancelled Shares may thereafter surrender such Certificate to the Disbursing Agent to effect the exchange of such Certificate on such holder's behalf for a period of nine months after the Effective Time.

     1.9   Payment of Cash for Cancelled Shares.

           (a) After surrender to the Disbursing Agent of any Certificate which prior to the Effective Time shall have represented Cancelled Shares in accordance with the transmittal letter and instructions in Section 1.8, the Surviving Corporation shall cause the Disbursing Agent to promptly distribute to the person in whose name such Certificate shall have been registered, a check representing the amount of cash into which such Cancelled Shares shall have been converted at the Effective Time pursuant to Section 1.5(a). Until so surrendered and exchanged, each such Certificate shall, after the Effective Time, be deemed to represent only the right to receive such cash, and until such surrender and exchange, no cash shall be paid to the holder of such outstanding Certificate in respect thereof.

           (b) No interest shall accrue or be payable with respect to any amounts which any such holder shall be so entitled to receive.

           (c) The Surviving Corporation or the Disbursing Agent shall be authorized to pay the cash attributable to any Certificate theretofore issued which has been lost or destroyed, upon receipt by the Surviving Corporation of satisfactory evidence of ownership of the Cancelled Shares represented thereby and, to the extent deemed appropriate, indemnification and/or a bond.

           (d) If payment is to be made to a person other than the person in whose name a surrendered Certificate, which prior to the Effective Time shall have represented any Cancelled Shares, is registered, it shall be a condition to such payment that the Certificate so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the person requesting such payment shall have paid any transfer and other taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation or the Disbursing Agent that such tax either has been paid or is not payable.

           (e) From and after the Effective Time, the holders of Cancelled Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Cancelled Shares except as otherwise provided herein.

           (f) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Cancelled Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing Cancelled Shares are presented to the Surviving Corporation, they shall be cancelled and promptly exchanged for cash as provided in Section 1.5(a) and this Section 1.9.

           (g) All Cash Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Section 1.9 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Cancelled Shares formerly represented by such Certificates; provided, however, that the Company shall transfer to the Disbursing Agent cash sufficient to pay all dividends or make any other distributions with a record date on or prior to the Effective Time which may have been declared or made by the Company on such Cancelled Shares, in accordance with the terms of this Agreement or prior to the date of this Agreement, including any dividends permitted by Section 5.7, and which remain unpaid at the Effective Time and have not been paid prior to such surrender.

     1.10  Treatment of Options.

           (a) Each outstanding Company Option shall be subject to the terms of this Agreement.

           (b) Immediately upon execution of this Agreement, the Company shall cause all Company Options held by the Continuing Stockholders, whether or not then fully vested or exercisable, to become fully vested and exercisable. Nothing in this Agreement shall be interpreted to prevent or hinder the Continuing Stockholders from exercising their rights under such Company Options prior to the Effective Time.

           (c) Immediately prior to the Effective Time, the Company shall cause each outstanding Company Option, whether or not then fully vested or exercisable, to be deemed fully vested and exercisable, and to be terminated and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the number of Common Shares subject to the Company Option (which shall have been deemed to be fully vested and exercisable) and (ii) the excess, if any, of the Cash Merger Consideration over the exercise price per share of such Company Option (the "Option Consideration"), with no payment being required when the difference is not a positive number. The Surviving Corporation shall pay each holder of the Company Options, promptly following the Effective Time, the Option Consideration for all Company Options held by such holder. The Board or any committee thereof responsible for the administration of the Company's Amended and Restated 1993 Stock Incentive Plan (the "Stock Incentive Plan") shall take any and all action necessary to effectuate the matters described in this Section 1.10 on or before the Effective Time. Any amounts payable pursuant to this Section 1.10 shall be subject to any required withholding of taxes and shall be paid without interest.

     1.11 Unclaimed Consideration. None of the Company, Acquiror, the Surviving Corporation or the Disbursing Agent shall be liable to any person in respect of any of the Cash Merger Consideration or Option Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Cash Merger Consideration delivered to the Disbursing Agent pursuant to this Agreement that remains unclaimed for nine months after the Effective Time shall be redelivered by the Disbursing Agent to the Surviving Corporation, upon demand, and any holders of Certificates who have not theretofore complied with the procedures set forth in this Agreement, and the transmittal letter and instructions referenced in Section 1.8, shall thereafter look only to the Surviving Corporation for delivery of any Cash Merger Consideration, any unpaid dividends, or Option Consideration due, as the case may be, subject to applicable abandoned property, escheat and other similar laws.

     1.12 Delivery of Stock Certificates for Acquiror Units. Immediately after the Effective Time, the Surviving Corporation shall deliver to each former holder of Acquiror Units, to each such former holder's address as it appears in the books and records of the Acquiror, a share certificate, registered in the name of such former holder, representing the number of Common Shares to which such holder is so entitled by virtue of Section 1.5(e). Such certificates may, at the discretion of the Surviving Corporation, bear a legend restricting the transferability of the Common Shares represented thereby to the extent required to assure the Surviving Corporation that these shares will not be offered or sold in contravention of any federal or state securities laws. In addition, such certificates will be imprinted with any legends required by the Surviving Corporation's charter.

     1.13   Further Assurances.

           If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation the right, title or interest in, to or under any of the rights, properties or assets of the Company or Acquiror acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Acquiror and the Company, all such assignments and assurances and to take and do, in the name and on behalf of each of Acquiror and the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                  ARTICLE II.
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Acquiror, except as set forth in (i) the reports, schedules, forms, statements and other documents filed by the Company with the Securities and Exchange Commission (the "SEC") since December 31, 1999 (the "SEC Documents") to the extent it is reasonably clear from a reading of the disclosure in such SEC Documents that such disclosure is applicable to the relevant representation and warranty contained herein, or (ii) the letter of even date herewith delivered to Acquiror prior to the execution hereof (the "Disclosure Letter") (it being understood that the Disclosure Letter shall be arranged in Parts corresponding to the Sections contained in this
Article II, and the disclosures in any Part of the Disclosure Letter shall qualify the representations in the corresponding Section of this Article II) as follows:

     2.1 Organization and Good Standing. The Company is duly organized and validly existing in good standing under the laws of the State of Maryland, with all requisite corporate power and authority to own, lease and operate its properties and conduct its business and is duly qualified or registered and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification or registration necessary, except where the failure to be so qualified or registered would not have a Company Material Adverse Effect (as defined below).


     2.2   Subsidiaries; Investments.

           (a) Section 2.2(a) of the Disclosure Letter sets forth as of the date hereof (i) each Subsidiary (as defined below) of the Company, (ii) the ownership interest therein of the Company, and (iii) if not wholly-owned by the Company, the identity and ownership interest of each of the other owners of such Subsidiary (it being understood that such representation with respect to securities held by any entity other than the Company or a Subsidiary is made only to the knowledge of the Company). As used in this Agreement, "Subsidiary" means any corporation, partnership, limited liability company, joint venture, trust or other legal entity of which the Company (either directly or through or together with any other Subsidiary) owns 50% or more of the capital stock or other equity interests of such corporation, partnership, limited liability company, joint venture or other legal entity, including G & L Operating Partnership, but does not include short-term money market investments and other participation interests in short-term investments.

           (b) (i) All the outstanding shares of capital stock of each Subsidiary that is a corporation owned by the Company or a Subsidiary have been validly issued and are (A) fully paid, nonassessable and free of any preemptive rights, and (B) owned by the Company or by another Subsidiary free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") or any other limitation or restriction (including any contractual restriction on the right to vote or sell the same) other than restrictions under applicable securities laws; and (ii) all equity interests in each Subsidiary that is a partnership, joint venture, limited liability company or trust which are owned by the Company, by another Subsidiary or by the Company and another Subsidiary, are owned free and clear of all Liens or any other limitation or restriction (including any contractual restriction on the right to vote or sell the same) other than restrictions under applicable securities laws. Each Subsidiary that is a corporation is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, and each Subsidiary that is a partnership, limited liability company or trust is duly formed and existing in good standing under the laws of its jurisdiction of formation and has the requisite partnership, limited liability company or trust power and authority to carry on its business as now being conducted. Each Subsidiary is duly qualified or registered and in good standing in each jurisdiction in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification or registration necessary, except where the failure to be so qualified or registered, individually or in the aggregate, would not have a Company Material Adverse Effect.

     2.3   Authorization; Binding Agreement.

           (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to Stockholder Approval (as defined below). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board and, except for Stockholder Approval in accordance with the MGCL, and the charter and the bylaws of the Company, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Partnership Merger Agreement, the Merger, the Partnership Merger or the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by the Company, and constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally, and (ii) general principles of equity (whether considered in an action in equity or at law) which provide, among other things, that the remedies of specific performance and injunctive and other forms of equitable relief are subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

           (b) The Board, based upon the recommendation of the Special Committee, has duly and validly approved and, subject to Stockholder Approval, taken all corporate action required to be taken by it for the consummation of the Merger and the Partnership Merger, and has adopted resolutions declaring the advisability of this Agreement and the transactions contemplated hereby, including the Merger and the Partnership Merger, and recommending that the holders of Common Shares approve the Merger. The restrictions on "business combinations"

(as defined in Subtitle 6 of Title 3 of the MGCL) between the Company (or any affiliate thereof) and Acquiror (or any affiliate thereof) set forth in Subtitle 6 of Title 3 of the MGCL and the limitations on voting rights of shares of stock acquired in a "control share acquisition" (as defined in Subtitle 7 of Title 3 of the MGCL) set forth in Subtitle 7 of Title 3 of the MGCL are inapplicable to the Merger and this Agreement (and the transactions provided for herein).

     2.4   Capitalization.

           (a) The authorized capital stock of the Company consists of 50,000,000 Common Shares; 30,000,000 shares of Excess Stock, par value $0.01 per share; and 10,000,000 Preferred Shares, of which 1,495,000 shares have been designated as 10.25% Series A Cumulative Preferred Stock (the "Series A Preferred Stock") and 1,380,000 shares have been designated as 9.8% Series B Cumulative Preferred Stock (the "Series B Preferred Stock"). As of the date hereof, 2,333,800 Common Shares, no shares of Excess Stock and 1,487,000 shares of Series A Preferred Stock and 1,376,000 shares of Series B Preferred Stock are outstanding. As of the date hereof, there are 247,500 Common Shares issuable upon exercise of outstanding Company Options.

           (b) Set forth in Part 2.4(b) of the Disclosure Letter is a true and complete list of the following: (i) all outstanding Company Options, including date of grant, number of shares purchasable, exercise price per share, expiration date and vesting rate, (ii) each grant of Common Shares to employees which are or were subject to any risk of forfeiture, (iii) all agreements for the issuance of, or warrants or rights to purchase, Common Shares and the number of shares which would be issuable upon the exercise of such agreements, warrants or rights, and (iv) all other rights to acquire stock, all stock appreciation rights, phantom stock, dividend equivalents, performance units and performance shares granted under the Stock Incentive Plan or otherwise which are outstanding as of the date hereof.

           (c) All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights.

           (d) As of the date hereof, 2,959,072 partnership units ("Partnership Units") of G & L Operating Partnership, as defined in the Agreement of Limited Partnership of G & L Operating Partnership dated November 13, 1993, as amended ( the "Partnership Agreement"), are validly issued and outstanding, fully paid and nonassessable, except to the extent provided by applicable law or the Partnership Agreement, of which 2,333,800 are owned by the Company. Part 2.4(d) of the Disclosure Letter sets forth the name of each holder of Partnership Units and the number of Partnership Units owned by each such holder. The Partnership Units are not subject to any restriction established by the Company or G & L Operating Partnership or under applicable law (other than restrictions on sale imposed by applicable securities laws) except as set forth in the Partnership Agreement. G & L Operating Partnership has not issued or granted and is not a party to any outstanding commitments of any kind relating to, or any presently effective agreements or understanding with respect to, issuing interests in or securities convertible into or exercisable for interests in G & L Operating Partnership.

           (e) Except as contemplated by this Agreement or the Partnership Merger Agreement, and except for the Company Options, the Series A Preferred Stock and the Series B Preferred Stock, neither the Company nor any Subsidiary has granted any outstanding option, warrant, subscription or other right, or entered into any agreement or commitment which either (i) obligates the Company or any Subsidiary to issue, sell or transfer any shares of its capital stock or other equity interests, or (ii) restricts the transfer of, or otherwise encumbers, shares of its capital stock or other equity interests.

     2.5 Absence of Certain Changes or Events. Since December 31, 2000, and except as set forth on Part 2.5 of the Disclosure Letter:

           (i) there has not been any change or any development which has had or, to the Company's knowledge, would have, a Company Material Adverse Effect;

           (ii) the Company and each of its Subsidiaries have conducted their respective businesses only in the ordinary course;

           (iii) neither the Company nor any of its Subsidiaries has entered into any material transactions other than as approved by the Board or as expressly permitted by this Agreement or the Partnership Merger Agreement;

           (iv) the Company has not changed its accounting principles or methods except insofar as may be required by a change in generally accepted accounting principles ("GAAP") or by applicable law or the SEC; and

           (v) the Company has not declared, paid or set aside for payment any dividends except for regular quarterly dividends not in excess of $0.125 per Common Share and monthly dividends on the Preferred Shares in accordance with the terms of the Company's Articles Supplementary filed May 12, 1997 and November 17, 1997, as corrected June 19, 1999 ("Articles Supplementary"), or as necessary to maintain REIT status, in each case subject to rounding adjustments as necessary and with customary record and payment dates.

As used in this Agreement, "Company Material Adverse Effect" shall mean (i) any material adverse change in the business, properties, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) any other change that would adversely affect, prevent or delay the ability of the Company or G & L Operating Partnership to consummate the Merger, the Partnership Merger or any of the transactions contemplated hereby or thereby, but excluding in either case those that arise out of a change or development in (i) general economic or market conditions, (ii) the real estate development industry generally or (iii) any applicable law or GAAP.

     2.6 Governmental Consents and Approvals. No consent, waiver, approval, license or authorization of, or designation, declaration or filing with, any governmental agency or authority or other public persons or entities is required in connection with the execution or delivery by the Company of this Agreement, or the consummation by the Company of the Merger, the Partnership Merger or the transactions contemplated hereby or thereby, other than (a) filing of the Articles of Merger with, and the acceptance for record thereof by, the Maryland Department in accordance with the MGCL and the MLLCA, (b) filings with the Delaware Secretary of State for the Partnership Merger, (c) filings required under the Exchange Act and (d) such other consents, waivers, approvals, licenses or authorizations, if any, the failure of which to be obtained will not have a Company Material Adverse Effect.

     2.7 No Violation. The execution and delivery of this Agreement, assuming the requisite approval of the holders of Common Shares, the filing by the Company of Articles of Merger with, and the acceptance for record thereof by, the Maryland Department in accordance with the MGCL and the MLLCA and the consummation by the Company of the transactions contemplated hereby, will not:

           (i)    violate any provision of the charter or bylaws of the Company;

           (ii) cause the Company to violate in any material respect (A) any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority applicable to the Company or any of its Subsidiaries or any of their respective properties or (B) the award of any arbitrator or panel of arbitrators;

           (iii) cause the acceleration of the maturity of any material debt or obligation of the Company or any of its Subsidiaries; or

           (iv) violate, or be in conflict with, or constitute a default under, or permit the termination of, or, except as contemplated by this Agreement, require the consent of any person under, or result in the creation of any Lien upon any property of the Company or any of its Subsidiaries under, any agreement, indenture, lease or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, which, individually or in the aggregate, would have a Company Material Adverse Effect.

     2.8 No Default. Neither the Company nor any of its Subsidiaries is in material noncompliance or default (without giving effect to any grace or cure period or notice requirement) under any agreement, indenture or instrument creating or evidencing indebtedness for borrowed money or under any capital lease or under any agreement pursuant to which any of its securities were sold.

     2.9 Litigation. There is no legal action, suit, arbitration or other legal, administrative or governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their properties, assets, business, franchises or governmental approvals before any court or governmental body, department, commission, board, bureau, agency, instrumentality or arbitrator, which, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

     2.10 Brokers and Finders. Except for Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("HLHZ"), which has been engaged, pursuant to an engagement letter dated January 8, 2001, as amended, a true and complete copy of which has been delivered to Acquiror, to provide advice to the Special Committee with respect to whether the consideration to be received by the holders of Common Shares held by other than the Continuing Stockholders (the "Public Stockholders") is fair to the Public Stockholders from a financial point of view, and to provide financial advisory services to the Special Committee, no broker, finder or investment banker will be entitled to any brokerage, finder's or other fee or commission in connection with the Merger or in connection with any related transaction involving the Company based upon arrangements made by or on behalf of the Company.

     2.11 Fairness Opinion. The Special Committee has received a written opinion from HLHZ, substantially to the effect that, from a financial point of view, the consideration to be received by the Public Stockholders in the Merger is fair to the Public Stockholders, a true and complete copy of which opinion has been delivered to Acquiror.

     2.12 Proxy and Schedule 13E-3 Information. The information contained in the (preliminary and definitive) Proxy Statement (as defined below) and the
Schedule 13E-3 (as defined below), or any amendment or supplement thereto, or any other documents filed with the SEC by the Company in connection with the Merger, shall, with respect to the Proxy Statement at the time the Proxy Statement is mailed and at the time of the Stockholders Meeting (as defined below), and, with respect to the Schedule 13E-3 and such other documents, at the time of filing with the SEC and at the time of the Stockholders Meeting, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any information contained in the Proxy Statement, the Schedule 13E-3 or any such other document, which was furnished in writing to the Company by Acquiror or its affiliates.

                                 ARTICLE III.
                  REPRESENTATIONS AND WARRANTIES OF ACQUIROR

     Except as disclosed in writing by Acquiror to the Company immediately prior to execution and delivery of this Agreement, Acquiror hereby represents and warrants to the Company as follows:

     3.1 Formation and Good Standing. Acquiror is a limited liability company duly formed and existing in good standing under the laws of the State of Maryland. Acquiror has heretofore delivered to the Company accurate and complete copies of its articles of organization and operating agreement as currently in effect. Except for the Acquiror Sub, Acquiror does not own or have any Subsidiary or own or hold any capital stock, security or investment in any other person or entity, other than bank accounts, certificates of deposit, money market or similar short-term investments.

     3.2 Authorization; Binding Agreement. Acquiror has all requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Acquiror, and no other limited liability company proceedings on the part of Acquiror are necessary to authorize this Agreement, the Partnership Merger Agreement, the Merger, the Partnership Merger or the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Acquiror and constitutes the legal, valid and binding agreement of Acquiror, enforceable against Acquiror in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to or limiting creditors' rights generally, and (ii) general principles of equity (whether considered in an action in equity or at law) which provide, among other things, that the remedies of specific performance and injunctive and other forms of equitable relief are subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

     3.3 Capital Structure. The capital structure of Acquiror consists of a single class of Acquiror Units, all of which will be outstanding immediately prior to the Effective Time. The Continuing Stockholders are the only members of Acquiror and own all the Acquiror Units. Acquiror has not granted any rights, or entered into any agreement or commitment which obligates Acquiror to issue, sell, repurchase or transfer any Acquiror Units.

     3.4   No Violation.

           (a) The execution and delivery of this Agreement, the filing of Articles of Merger with the Maryland Department or the consummation by Acquiror of the transactions contemplated hereby, will not:

                (i) violate any provision of the articles of organization or operating agreement of Acquiror;

                (ii) violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority applicable to Acquiror or any of its properties;

                (iii) cause the acceleration of the maturity of any debt or obligation of Acquiror; or

                (iv) violate, or be in conflict with, or constitute a default under, or permit the termination of, or except as contemplated by this Agreement, require the consent of any person under, or result in the creation of any Lien upon any property of Acquiror under, any agreement, indenture, lease or instrument to which Acquiror is a party or by which Acquiror (or its properties) may be bound, which in the aggregate would have a material adverse effect on Acquiror.

           (b) Acquiror is not in default (without giving effect to any grace or cure period or notice requirement) under any agreement for borrowed money or under any agreement pursuant to which any of its securities were sold.

     3.5 Governmental Consents and Approvals. No consent, waiver, approval, license or authorization of or designation, declaration or filing with any governmental agency or authority or other public persons or entities is required in connection with the execution or delivery by

Acquiror of this Agreement or the consummation by Acquiror of the Merger or the transactions contemplated hereby, other than (i) filings with respect to the Merger in the State of Maryland in accordance with the MGCL and the MLLCA, (ii) filings with respect to the Partnership Merger in the State of Delaware in accordance with the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act, (iii) filings required under the Exchange Act and (iv) such other consents, waivers, approvals, licenses or authorizations, the failure of which to be obtained will not have a material adverse effect on Acquiror or on the ability of Acquiror to consummate the transactions contemplated hereby.

     3.6 Proxy and Schedule 13E-3 Information. The written information furnished to the Company by Acquiror specifically for inclusion in the Proxy Statement and the Schedule 13E-3, or any amendment or supplement thereto, or specifically for inclusion in any other documents filed with the SEC by the Company in connection with the Merger, shall, with respect to the Proxy Statement at the time the Proxy Statement is mailed and at the time of the Stockholders Meeting, and, with respect to the Schedule 13E-3 and such other documents, at the time of filing with the SEC and at the time of the Stockholders Meeting, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.7 Brokers and Finders. Acquiror has not engaged any broker, finder or investment banker which engagement would require the payment of any brokerage, finder's or other fees by Acquiror in connection with the transaction contemplated hereby.

     3.8 No Prior Activities. Acquiror is newly formed and has not incurred, and will not incur, directly or through the Acquiror Sub, any liabilities or obligations, except those incurred in connection with its organization or with the negotiation of this Agreement, the Partnership Merger Agreement and the Financing (as defined below). Except as contemplated by this Agreement, the Partnership Merger Agreement and the Financing, neither Acquiror nor Acquiror Sub has engaged in any business activities of any type or kind whatsoever, or entered into any agreements or arrangements with any person or entity, or become subject to or bound by any obligation or undertaking.

     3.9 Litigation. There is no legal action, suit, arbitration or other legal, administrative or governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the knowledge of Acquiror, threatened against or affecting Acquiror or the Acquiror Sub or any of their properties or assets before any court or governmental body, department, commission, board, bureau, agency, instrumentality or arbitrator, which, individually or in the aggregate, could reasonably be expected (i) to have a material adverse effect upon Acquiror or (ii) to materially and adversely affect the ability of Acquiror to carry out, or prevent or make unduly burdensome, the Merger, the Partnership Merger or the transactions contemplated by this Agreement.

     3.10 Financing. After giving effect to up to $35,000,000 in borrowings under a commitment letter dated April 10, 2001, between GMAC Commercial Mortgage Corporation and the Continuing Stockholders (the "Financing Commitment"), which Financing Commitment is in full force and effect, the Surviving Corporation and G & L Operating Partnership will have sufficient funds available (the "Financing") to:

                 (i) pay all amounts required to be paid pursuant to this Agreement and the Partnership Merger Agreement;

                 (ii) pay all fees, costs and expenses incurred by the Company and G & L Operating Partnership in connection with this Agreement, the Partnership Merger Agreement and the transactions contemplated herein and therein; and

                 (iii) pay all fees, costs and expenses incurred by Acquiror and Acquiror Sub in connection with this Agreement, the Partnership Merger Agreement, the Financing and the other transactions contemplated herein (including the Offer as defined below) and therein.

          The Financing Commitment also contemplates Acquiror or Acquiror Sub loaning up to $7,750,000 to the Continuing Stockholders to purchase Preferred Shares pursuant to the Offer and/or to reduce indebtedness of the Continuing Stockholders.

                                  ARTICLE IV.
                                   COVENANTS

     4.1 Acquisition Proposals. Since April 13, 2001, and continuing through the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company agrees that:

           (i) neither it nor any of its Subsidiaries has initiated, solicited or encouraged, directly or indirectly, or shall initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation, share exchange, sale of assets or similar transaction involving all or any significant portion of the assets or any equity securities of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement and the Partnership Merger Agreement (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or has engaged or shall engage in any negotiations concerning or provided or shall provide any confidential information or data to, or had or shall have any discussions with, any person relating to an Acquisition Proposal, or otherwise, has facilitated or shall facilitate any effort or has attempted or shall attempt to make or implement an Acquisition Proposal (for the avoidance of doubt, responding to an unsolicited inquiry by informing such inquirer that the Company is subject to this Section 4.1 and instructing such inquirer to review this Section of the Agreement shall not be a violation of this Section 4.1); provided, however, that the Company may provide confidential information to
     G. Realco LLC, Trans Healthcare, Inc., Lillibridge Health Trust and Lloyd Weisman (the "Existing Interested Parties"), so long as the Existing Interested Parties have each entered into an appropriate confidentiality and standstill agreement in a form satisfactory to the Company;

           (ii) it has directed, and shall use its reasonable best efforts to cause, its officers, directors, employees, agents or financial advisors not to engage in any of the activities restricted by Section 4.1(i); provided, however, that this shall not prevent the Continuing Stockholders from taking any action prohibited by this Section 4.1 and that any such action shall not constitute a violation of this Section 4.1;

           (iii) except for providing confidential information to the Existing Interested Parties as described in Section 4.1(i), it has ceased and caused to be terminated any existing activities, discussions or negotiations theretofore conducted with any person with respect to any Acquisition Proposal and has taken the necessary steps to inform the individuals or entities referred to in Section 4.1(i) of the obligations undertaken in this Section 4.1; and

           (iv) it will notify Acquiror promptly if the Company has received or receives any such inquiries or proposals, or any requests for such information, or if any such negotiations or discussions are sought to be initiated or continued with it;

provided, however, that nothing contained in this Agreement shall restrict the Board or Special Committee (or the officers, directors, employees, agents and financial advisors of the Company acting at the direction of the Board or Special Committee) from (i) prior to the Stockholders Meeting, entering into discussions or negotiations with any person that makes a bona fide, written and unsolicited Acquisition Proposal, if (A) the Board or Special Committee determines in good faith, on advice of counsel, that the failure to take such action would reasonably be expected to violate its duties under applicable law and such proposal is, or is reasonably likely to be, a Superior Acquisition Proposal (as defined below), (B) prior to entering into discussions or negotiations with such person, the Company provides written notice to Acquiror to the effect that it is entering into discussions with such person and (C) the Company keeps Acquiror informed of the status (not the terms or identity of parties) of any such discussions or negotiations; and (ii) to the extent applicable, taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; provided, however, that the Board or Special Committee may not approve or recommend an Acquisition Proposal, or withdraw or modify in a manner adverse to Acquiror its approval or recommendation of this Agreement and the Merger, unless such Acquisition Proposal is a Superior Acquisition Proposal.

Nothing in this Section 4.1 shall (x) permit the Company to terminate this Agreement (except as specifically provided in Article VII hereof) or (y) permit the Company to enter into an agreement with respect to an Acquisition Proposal during the term of this Agreement; provided, however, that the Board or Special Committee may approve and recommend a Superior Acquisition Proposal and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement and the Merger. As used herein, "Superior Acquisition Proposal" means a written, bona fide Acquisition Proposal made by one of the Existing Interested Parties or any third party which the Board or the Special Committee determines in its good faith judgment (i) to be superior from a financial point of view to the holders of Common Shares than the transactions contemplated by this Agreement (after consultation with the Company's financial advisor) taking into account all of the terms and conditions of such Acquisition Proposal and of this Agreement (including any proposal by Acquiror to amend the terms of the transaction contemplated by this Agreement) and (ii) is reasonably capable of being completed, taking into account all financial, regulatory and other aspects of such Acquisition Proposal.

     4.2 Termination of the Company's Stock Incentive Plan. The Company shall take all steps necessary to cause the Stock Incentive Plan to be terminated on or prior to the Effective Time.

     4.3 Conduct of the Company's Business Pending Merger. During the period from the date hereof and continuing through the Effective Time, except as consented to in writing by Acquiror or as contemplated by this Agreement or the Partnership Merger Agreement, the Company shall, and shall cause each of its Subsidiaries to:

           (i) conduct its business only in the usual, regular and ordinary course in all material respects and in substantially the same manner as heretofore conducted and take all action necessary to continue to qualify as a REIT;

           (ii) use its commercially reasonable efforts to (i) preserve intact its business (corporate or otherwise) organization and goodwill and (ii) keep available the services of its officers and key employees;

           (iii) maintain its books and records in accordance with GAAP consistently applied and not change in any material manner any of its methods, principles or practices of accounting, except as may be required by the SEC, applicable law or GAAP;

           (iv) duly and timely file all material Returns and other documents required to be filed with federal, state, local and other tax authorities, subject to timely extensions permitted by law, provided such extensions do not adversely affect the Company's status as a qualified REIT under the Code;

           (v) not make, rescind or revoke any material express or deemed election relative to taxes (unless required by law or necessary to preserve the Company's status as a real estate investment trust (a "REIT")or the status of any Subsidiary as a partnership for federal income tax purposes or as a qualified REIT subsidiary under Section 856(i) of the Code, as the case may be);

           (vi) not amend its charter or bylaws, or the articles or certificate of incorporation, bylaws, code of regulations, partnership agreement, operating agreement or joint venture agreement or comparable charter or organization document of any of its Subsidiaries;

           (vii) make no change in the number of its shares of capital stock, membership interests or units of limited partnership interest (as the case may be) issued and outstanding or reserved for issuance, other than pursuant to the exercise of options or other rights disclosed in Part 2.4 of the Disclosure Letter;

           (viii) except as set forth in Part 2.4 of the Disclosure Letter, grant no options or other rights or commitments relating to its shares of capital stock, membership interests or units of limited partnership interest or any security convertible into or exercisable for its shares of capital stock, membership interests or units of limited partnership interest, or any security the value of which is measured by shares of capital stock, or any security subordinated to the claim of its general creditors, and not amend or waive any rights under any of the Company Options;

           (ix) not (A) authorize, declare, set aside or pay any dividend or make any other distribution or payment with respect to any Common Shares or Preferred Shares, except as consistent with prior practice and Section 5.7, or (B) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock, membership interests or units of partnership interest or any option, warrant or right to acquire, or security convertible into or exercisable for, shares of capital stock, membership interests, or units of partnership interest, except in order to preserve the status of the Company as a REIT under the Code;

           (x) not guarantee the indebtedness of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

           (xi) not increase any compensation or enter into or amend any employment, severance or other agreement with any of its officers, directors or employees earning a base salary of more than $100,000 per annum, other than as required by any contract or employee benefit plan or pursuant to waivers by employees of benefits under such agreements;

           (xii) not adopt any new employee benefit plan or amend or terminate or increase the benefits under any existing plans or rights, and not grant any additional options, warrants, rights to acquire stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance stock to any officer, employee or director;

           (xiii) not accelerate, waive, amend or change the period of exercisability or vesting with respect to any grant of Common Shares or options for the purchase thereof, or authorize cash payments in exchange for any options or other similar rights granted by the Company;

           (xiv) not enter into or amend or otherwise modify or waive any material rights under any agreement or arrangement for the persons who are executive officers or directors of the Company or any of its Subsidiaries;

           (xv) perform all agreements required to be performed by the Company and its Subsidiaries (including G & L Operating Partnership under the Partnership Merger Agreement);

           (xvi) not amend, terminate or otherwise modify or waive any conversion rights with respect to the Partnership Units; and

           (xvii) not agree, commit or arrange to take any action prohibited under this Section 4.3.

     4.4 Conduct of Acquiror's Business Pending Merger. Prior to the Effective Time, Acquiror shall use commercially reasonable efforts to obtain and to close the funding contemplated by the Financing, or if the Financing is terminated or such funds shall not otherwise be available, to obtain alternate financing, in each case on financial and other terms no less favorable to the Acquiror than those set forth in the Financing or to the extent not set forth therein, on terms reasonably acceptable to the Company, and to cause such funding to be made available to Acquiror and Acquiror Sub as and subject to the conditions provided in the Financing.

     4.5 Other Actions. Each of the Company, on the one hand, and Acquiror, on the other hand, shall not knowingly take, and shall use commercially reasonable efforts to cause their Subsidiaries not to take, any action that would result in (i) any of the representations and warranties of such party (without giving effect to any "knowledge" qualification) set forth in this Agreement that are qualified as to materiality becoming untrue or (ii) any of such representations and warranties (without giving effect to any "knowledge" qualification) that are not so qualified becoming untrue in any material respect. Acquiror and its affiliates (including the Continuing Stockholders) shall not knowingly and intentionally take any action intended to cause the Company's representations and warranties not to be true and correct at the Effective Time.

     4.6 SEC Filings. The Company shall deliver to Acquiror, as soon as practicable, copies of all filings and submissions by the Company with, and all written and material oral communications to, and all written and material oral communications from, the SEC.

     4.7   Standstill Provisions.

           (a) Until October 13, 2002, neither of the Continuing Stockholders nor any entity owned by one or both of them shall acquire any additional Common Shares without the written approval of the Special Committee, other than through the exercise of existing options, conversion rights held by such parties with respect to Partnership Units or exchange of Partnership Units provided for in
Section 1.5(c); provided, however, that this subsection (a) shall not apply and shall immediately terminate and be of no force and effect in the event that a third party makes an Acquisition Proposal, other than an Acquisition Proposal which has received the recommendation of the Board.

           (b) Until October 13, 2002, except as otherwise provided in this Agreement, the Company shall not issue (i) any additional Common Shares, (ii) any debt or equity securities or other rights convertible into or exchangeable for such Common Shares, or (iii) any new class of debt or equity security having voting rights other than those of the type that are currently provided for in the Articles Supplementary for the Preferred Shares.

           (c) Notwithstanding subsection (b) above, if this Agreement shall terminate for any reason, from and after such termination the Company may issue any of the securities described in Section 4.7(b).

           (d) The standstill provisions in this Section 4.7 shall terminate on the Effective Time and shall thereafter have no force or effect.

                                  ARTICLE V.
                             ADDITIONAL COVENANTS

     5.1   Preparation of Proxy Statement; Stockholders Meeting.

           (a) The parties shall cooperate and promptly prepare, and the Company shall file with the SEC as soon as practicable, a proxy statement ("Proxy Statement") with respect to the Stockholders Meeting to be held in connection with the Merger. The parties shall cooperate and promptly prepare and the appropriate party shall file with the SEC as soon as practicable any other filings required under the Exchange Act ("Additional Filings"), including a Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") with respect to the Merger to be filed jointly by the Company and Acquiror, together with any required amendments thereto. Each of the Company and Acquiror agrees that the written information provided by it for inclusion in the Proxy Statement and Additional Filings, and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Stockholders Meeting, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

           (b) The Company will use its reasonable best efforts, and Acquiror will cooperate with the Company, to (i) file a preliminary Proxy Statement with the SEC and respond to the comments of the SEC thereon, and (ii) cause a definitive Proxy Statement to be mailed to holders of Common Shares, in each case, as promptly as practicable (including clearing the Proxy Statement with the SEC). The Company will notify Acquiror promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or the Additional Filings or for additional information and will supply Acquiror with copies of all correspondence between such party or any of its representatives and the SEC with respect to the Proxy Statement or the Additional Filings. The parties shall cooperate to cause the Proxy Statement and any Additional Filings to comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or the Additional Filings, the Company, on the one hand, and Acquiror, on the other hand, shall promptly inform the other of such occurrence and cooperate in filing with the SEC and/or mailing to holders of Common Shares, such amendment or supplement to the Proxy Statement.

           (c) The Company will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders, such meeting to be held no sooner than 20 days nor later than 45 days following the date the Proxy Statement is mailed to the holders of Common Shares (the "Stockholders Meeting"), for the purpose of obtaining Stockholder Approval (as defined below).

           (d) If on the date for the Stockholders Meeting established pursuant to subsection (c) above, the Company has not received duly executed proxies which, when added to the number of votes represented in person at the Stockholders Meeting by persons who intend to vote to approve the Merger, will constitute a sufficient number of votes to constitute Stockholder Approval (but holders of less than a majority of the outstanding Common Shares have indicated their intention to vote against, or have submitted duly executed proxies voting against, approval of the Merger), then the Company, through the Board, shall recommend one or more adjournment(s) of the Stockholders Meeting for up to 120 days after the record date as approved by a majority vote of holders of Common Shares present in person or by proxy.

     5.2 Access to Information. The Company shall, and the Company shall cause each of its Subsidiaries to, afford to Acquiror and to the officers, employees, accountants, financial advisors, attorneys, consultants, sources of financing and other representatives of Acquiror, reasonable access during normal business hours prior to the Effective Time to all the properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and the Company shall cause each of its Subsidiaries to, furnish promptly to Acquiror and its financing sources all other information concerning its business, properties and personnel as Acquiror may reasonably request. Notwithstanding anything in this Section 5.2 to the contrary, all of Acquiror's activities pursuant to this Section 5.2 must be conducted in a manner that does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries.

     5.3   Tender Offer.

           (a) The Continuing Stockholders, individually or through an entity they will form, propose to make a tender offer (as it may be amended from time to time, the "Offer") to purchase up to 16% of the aggregate number of Preferred Shares, at a purchase price of $17.50 per share of Series A Preferred Stock and $17.00 per share of Series B Preferred Stock, net to the seller in cash, without interest, upon terms and subject to conditions determined by the Continuing Stockholders and customary for such tender offers, provided that the acceptance for payment and payment for the Preferred Shares shall close simultaneously with, and be subject to consummation of, the Merger.

           (b) As promptly as practicable following the mailing by the Company of the Proxy Statement with the SEC, the Continuing Stockholders shall commence the Offer, within the meaning of Rule 14d-2 under the Exchange Act, and shall file with the SEC (i) a Tender Offer Statement on Schedule TO (the "Schedule TO") with respect to the Offer, which shall contain as an exhibit or incorporate by reference an offer to purchase and a related letter of transmittal and, if required to commence the Offer, a summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents"). The Continuing Stockholders shall cause the Offer Documents to be disseminated to holders of Preferred Shares as and to the extent required by applicable federal securities laws, and shall ensure that the Offer Documents comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and, if applicable, the date first published, sent or given to the holders of the Preferred Shares, do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made with respect to any information supplied by the Company in writing for inclusion in the Offer Documents.

           (c) The Company and its counsel shall be given a reasonable opportunity to review and comment upon the Offer Documents prior to their filing with the SEC or, if applicable, dissemination to the holders of Preferred Shares. The Continuing Shareholders will notify the Company promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Offer Documents or for additional information and will supply the Company with copies of all correspondence with the SEC with respect to the Offer Documents. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Offer Documents, the Company, on the one hand, and the Continuing Stockholders, on the other hand, shall promptly inform the other of such occurrence and cooperate in filing with the SEC and/or mailing to the holders of Preferred Shares, such amendment or supplement.

           (d) On or as soon as practicable after the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the "Schedule 14D-9") containing (unless the Special Committee or the Board, after consultation with counsel, determines in good faith that such action would be inconsistent with its duties to Company stockholders under applicable law) a statement that neither the Board nor the Special Committee is expressing an opinion with respect to the Offer and each is remaining neutral toward the Offer. The Continuing Stockholders and their counsel shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 prior to its filing with the SEC or dissemination to holders of Preferred Shares.

           (e) In connection with the Offer, the Company shall instruct its transfer agent or agents to furnish the Continuing Stockholders promptly upon request with mailing labels containing the names and addresses of the record holders of Preferred Shares as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of any other information in the Company's possession or control, as the Continuing Stockholders may reasonably request, and, to the extent reasonably available to the Company, regarding the beneficial owners of Preferred Shares, and shall furnish to the Continuing Stockholders such information and assistance as the Continuing Stockholders may reasonably request in communicating the Offer to the holders of Preferred Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents, the Continuing Stockholders shall, and shall cause their agents to, hold in confidence the information contained in any such labels, listings and files, and use such information only in connection with the Offer.

           (f) The Continuing Stockholders shall apply any dividends paid on any Preferred Shares purchased by them pursuant to the Offer, first to interest on any personal loans secured by the Preferred Shares and next to their loans contemplated by Section 3.10.

     5.4   Reasonable Efforts; Notification.

           (a) Subject to the terms and conditions set forth in this Agreement, the Company and Acquiror shall:

                (i) use all reasonable efforts to cooperate with one another in determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities and any third parties in connection with the execution and delivery of this Agreement and the Partnership Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, and to timely make all such filings and seek all such consents, approvals, permits and authorizations;

                (ii) use all reasonable efforts to obtain, in writing, any lender consents listed in Part 5.4 of the Disclosure Letter (the "Lender Consents") in the manner set forth therein, and the lessor consents listed in Part 5.4 of the Disclosure Letter (the "Lessor Consents") (such Lender Consents and Lessor Consents being referred to herein collectively as the "Required Consents") in form reasonably satisfactory to the Company and Acquiror; and

                (iii) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement and the Partnership Merger Agreement, subject in the case of the Company to the exercise by the Board or Special Committee of its duties under applicable law; provided, however, that nothing in this subsection (a) shall require Acquiror to pay or commit to pay any money or other consideration or to incur any liability or other obligation.

           (b) The Company shall give prompt written notice to Acquiror (i) if any representation or warranty made by the Company contained in this Agreement that is qualified by Company Material Adverse Effect becomes untrue or incorrect in any respect, or any such representation or warranty that is not so qualified becomes untrue or incorrect in any material respect, or (ii) of the failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

           (c) Acquiror shall give prompt written notice to the Company (i) if any representation or warranty made by Acquiror contained in this Agreement becomes untrue or incorrect in any material respect, or (ii) of the failure by Acquiror to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by Acquiror under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.5 Public Announcements. Acquiror and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other written public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such written public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with the New York Stock Exchange. The parties agree that the press release to be issued with respect to this Agreement will be in the form agreed to by the parties hereto prior to the execution of this Agreement.

     5.6   Indemnification.

           (a) >From and after the Effective Time, the Surviving Corporation shall provide exculpation and indemnification for each person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any Subsidiary (the "Indemnified Parties") which is the same as the exculpation and indemnification provided to the Indemnified Parties by the Company and the Subsidiaries immediately prior to the Effective Time in their respective charters, articles of incorporation, bylaws or other organizational documents, as in effect on the date hereof; provided, that such exculpation and indemnification covers actions on or prior to the Effective Time, including all transactions contemplated by this Agreement and the Partnership Merger Agreement.

           (b) In addition to the rights provided in subsection (a) above, in the event of any threatened or actual action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or on behalf of any or all security holders of the Company, or any Subsidiary of the Company, or by or in the right of the Company, or any Subsidiary of the Company, or any claim, action, suit, proceeding or investigation (collectively, "Claims") in which any Indemnified Party is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was an officer or director of the Company or any of the Subsidiaries or any action or omission or alleged action or omission by such person in his capacity as an officer or director, or (ii) this Agreement or the Partnership Merger Agreement or the transactions contemplated by this Agreement or the Partnership Merger Agreement, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation (the "Indemnifying Party") shall from and after the Effective Time indemnify and hold harmless the Indemnified Parties from and against any losses, claims, liabilities, reasonable expenses (including reasonable attorneys' fees and expenses), judgments, fines or amounts paid in settlement arising out of or relating to any such Claims. The Surviving Corporation and the Indemnified Parties hereby agree to use their reasonable best efforts to cooperate in the defense of such Claims. In connection with any such Claim, the Indemnified Parties shall have the right to select and retain counsel, subject to the consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). The Company shall bear the fees and expenses of only one counsel on behalf of the Indemnifying Parties, provided that if representation by the same counsel would involve actual or potential conflict of interest for such counsel that an Indemnified Party is not willing to waive, the Company shall bear the fees and expenses of separate counsel for such Indemnified Party. In addition, after the Effective Time, in the event of any such threatened or actual Claim, the Indemnifying Party shall promptly pay and advance reasonable expenses and costs incurred by each Indemnified Party as they become due and payable in advance of the final disposition of the Claim to the fullest extent and in the manner permitted by law. Notwithstanding the foregoing, the Indemnifying Party shall not be obligated to advance any expenses or costs prior to receipt of a written affirmation by the Indemnified Party of his or her good faith belief that the standard of conduct necessary for indemnification under applicable law has been met and an undertaking by or on behalf of the Indemnified Party, such undertaking to be accepted without regard to the creditworthiness of the Indemnified Party, to repay any expenses advanced if it shall ultimately be determined that the Indemnified Party is not entitled to be indemnified against such expense. Notwithstanding anything to the contrary set forth in this Agreement, the Indemnifying Party (i) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and (ii) shall not have any obligation hereunder to any Indemnified Parties to the extent that a court of competent jurisdiction shall determine in a final and nonappealable order that such indemnification is prohibited by applicable law. In the event of a final and nonappealable determination by a court that any payment of expenses is prohibited by applicable law, the Indemnified Parties shall promptly refund to the Indemnifying Party the amount of all such expenses theretofore advanced pursuant hereto. Any Indemnified Parties wishing to claim indemnification under this Section 5.6, upon learning of any such Claim, shall promptly notify the Indemnifying Party of such Claim and the relevant facts and circumstances with respect thereto; provided that the failure to provide such notice shall not affect the obligations of the Indemnifying Party except to the extent such failure to notify materially prejudices the Indemnifying Party's ability to defend such Claim; and provided further that no Indemnified Parties shall be obligated to provide any notification pursuant to this Section 5.6 prior to the Effective Time.

           (c) For a period of five years after the Effective Time, the Surviving Corporation shall use its reasonable efforts to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same amounts and comparable coverage containing terms and conditions which are comparable thereto; and provided further that such policies may have higher deductibles than the current policy) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date of this Agreement by the Company for such insurance but in such event shall use reasonable efforts to provide the maximum coverage available at 150% of such premiums.

           (d) This Section 5.6 is intended for the irrevocable benefit of, and to grant third-party rights to, the Indemnified Parties and their successors, assigns and heirs and shall be binding on all successors and assigns of Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 5.6 and the Company acknowledges and agrees that each Indemnified Party would suffer irreparable harm and that no adequate remedy at law exists for a breach of such covenants and such Indemnified Party shall be entitled to injunctive relief (without posting bond) and specific performance in the event of any breach of any provision in this
Section 5.6.

           (e) Notwithstanding anything to the contrary contained elsewhere in this Agreement, the Surviving Corporation's agreement set forth in this Section
5.6 shall be limited to cover Claims only to the extent that those Claims are not covered, paid and extinguished pursuant to the Company's directors' and officers' insurance policies referenced in subsection (c) above (or any substitute policies permitted by such subsection).

     5.7 Declaration of Dividends and Distributions. From and after the date of this Agreement, the Company shall not make any dividend or other distribution to its stockholders without the prior written consent of Acquiror, except for (i) payment of dividends on Common Shares consistent with prior practice exemplified by the last full quarter prior to the date of this Agreement, and (ii) payment of monthly dividends on Preferred Shares in the amounts provided for in its Articles Supplementary. From and after the date of this Agreement, G & L Operating Partnership shall not make any distribution to its partners except a distribution per Partnership Unit in the same amount as dividends on the Common Shares and Preferred Shares with the same record and payment dates as such dividends on the Common Shares and Preferred Shares. The foregoing restrictions, and Section 4.3(ix), shall not apply, however, to the extent a distribution by the Company is necessary for the Company to maintain REIT status or to prevent the Company from having to pay federal income or excise tax.

     5.8 Stockholder Claims. The Company shall not settle or compromise any claim relating to the transactions contemplated by this Agreement or by the Partnership Merger Agreement brought by any current, former or purported holder of any securities of the Company or G & L Operating Partnership without the prior written consent of Acquiror, which consent will not be unreasonably withheld or delayed.

     5.9 Cooperation with Proposed Financing. At the request of Acquiror, the Company shall reasonably cooperate with Acquiror in connection with the proposed Financing or alternative financing of the transactions contemplated by this Agreement and the Partnership Merger Agreement, and execute and deliver at the Closing the definitive financing agreements as contemplated by the Financing Commitment or any alternative financing, provided that such requested actions do not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, taken as a whole.

     5.10 Conversion of Partnership Units. The Company shall use its reasonable commercial efforts to cooperate with the Continuing Stockholders with respect to any exercise of the Continuing Stockholders' conversion rights in G&L Operating Partnership, so as to facilitate their tax and estate planning concerns, provided that it does not result in additional expense to the Company.

     5.11 Exchange of Partnership Units. The Company or its affiliates shall exchange a portion of its interest in 435 North Roxbury Drive, Ltd., a California limited partnership, for Partnership Units held by Reese L. Milner and his affiliates, on terms as shall be satisfactory to Mr. Milner and the Company, considering that this is a noncash transaction and involves a minority interest, provided that the remaining Partnership Units held by Mr. Milner and his affiliates will entitle them on conversion to no more than 5% of the Common Shares outstanding immediately after the Effective Time.

     5.12 Spinoff of Non-MOB Assets. If required by the terms of the Financing, the Company shall, with the approval of holders of Partnership Units, and prior to the Effective Time, transfer to a newly-formed limited partnership the assets of the Partnership that are not related to medical office buildings.

     5.13 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Common Shares (including the issuance of shares pursuant to stock options, Partnership Units and other derivative securities with respect to

Common Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

                                  ARTICLE VI.
                                  CONDITIONS

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions:

           (a) Stockholder Approval. The Merger shall have been approved by a majority of all votes entitled to be cast by holders of Common Shares at the Stockholders Meeting (the "Stockholder Approval").

           (b) Consents. The Company and Acquiror shall have been furnished with evidence satisfactory to them of the timely consent or approval of, or notice to, each governmental authority or other person or entity whose consent or approval (including the Required Consents), or to whom notice, is required in connection with the execution or delivery by the Company or Acquiror of this Agreement, the Partnership Merger Agreement or consummation of the transactions contemplated hereby or thereby.

           (c) Fairness Opinion. The fairness opinion delivered by HLHZ referenced in Section 2.11 hereof shall not have been withdrawn or materially and adversely modified.

     6.2   Conditions to Obligations of the Company to Effect the Merger.

           The obligations of the Company to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of each of the following additional conditions, unless waived by the Company in writing:

           (a) Representations and Warranties. The representations and warranties of Acquiror set forth in Article III that are qualified by materiality shall be true and correct in all respects and the representations and warranties of Acquiror set forth in Article III that are not so qualified shall be true and correct in all material respects, as of the date of this Agreement and, except as contemplated by the Merger or as otherwise contemplated by this Agreement, as of the Effective Time as though made on and as of the Effective Time, and the Company shall have received a certificate from Acquiror signed by the members to that effect.

           (b) Performance of Obligations. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and the Company shall have received a certificate from Acquiror signed by the members to that effect.

           (c) Guarantee. The guarantee by the Company of indebtedness to Tokai Bank shall have been extinguished.

     6.3 Conditions to Obligations of Acquiror to Effect the Merger. The obligations of Acquiror to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of each of the following additional conditions, unless waived by Acquiror in writing:

           (a) Representations and Warranties. The representations and warranties of the Company set forth in Article II that are qualified by Company Material Adverse Effect shall be true and correct in all respects and the representations and warranties of the Company set forth in Article II that are not so qualified shall be true and correct in all material respects, as of the date of this Agreement and, except as contemplated by the Merger or as otherwise contemplated by this Agreement, as of the Effective Time as though made on and as of the Effective Time by the Company, and Acquiror shall have received a certificate from the Company signed by an executive officer to that effect.

           (b) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and Acquiror shall have received a certificate from the Company signed by an executive officer to that effect.

           (c) Financing. Acquiror shall have obtained the Financing, or alternative financing as contemplated by Section 4.4, on terms and conditions satisfactory to Acquiror.

           (d) Material Adverse Effect. Since the date of this Agreement through and including the Closing Date, there shall have been no Company Material Adverse Effect and Acquiror shall have received a certificate of the Company signed by an executive officer to that effect. For purposes of this subsection (d), it is understood and agreed that, notwithstanding the definition in Section 2.5, a Company Material Adverse Effect also shall be deemed to have occurred, without regard to any certificate provided pursuant to the first sentence of this subsection (d), if, as a result of a change of law after the date hereof, the Company would not qualify (at, prior to or after the Effective
Time) as a REIT. For this purpose, the term "change in law" shall mean any amendment to or change (including any announced prospective change having a proposed effective date at, prior to or after the Effective Time) in the federal tax laws of the United States, including any statute, regulation or proposed regulation or any official administrative pronouncement (consisting of the issuance or revocation of any revenue ruling, revenue procedure, notice, private letter ruling or technical advice memorandum) or any judicial decision interpreting such federal tax laws (whether or not such pronouncement or decision is issued to, or in connection with, a proceeding involving the Company or a Subsidiary or is subject to review or appeal).

                                 ARTICLE VII.
                                  TERMINATION

     7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by:

           (i)    mutual written consent of the Company and Acquiror;

           (ii) either party, by written notice to the other party, if the Merger shall not have been consummated by October 15, 2001; provided, however, that the right to terminate this Agreement under this clause (ii) shall not be available to any party whose failure to perform any obligation or to comply with any material agreement or covenant under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before that date;

           (iii) Acquiror, by written notice to the Company, if prior to the Stockholders Meeting, the Board or the Special Committee (A) shall withdraw or modify in any manner adverse to Acquiror its approval or recommendation of this Agreement or the Merger, (B) shall approve or recommend any Acquisition Proposal by a party other than Acquiror, or (C) shall resolve to take any of the actions specified in clause (A) or (B);

           (iv) the Company, by written notice to Acquiror, if the Board or the Special Committee determines that an Acquisition Proposal constitutes a Superior Acquisition Proposal and, in its good faith judgment, after consultation with counsel, that failing to terminate this Agreement would be inconsistent with the Board's or the Special Committee's duties under the MGCL, provided that the Company has complied in all material respects with all the provisions of Section 4.1, including the notice provisions therein;

           (v) either party, by written notice to the other party, if at any time (A) any of the representations or warranties of the other party set forth in this Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect, or (B) the other party shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the other party to be performed or complied with by it under this Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 20 business days after the giving of written notice to the other party; provided, however, that the right to terminate this Agreement under clause (A) shall not be available to Acquiror to the extent based on any representation or warranty of the Company that a Continuing Stockholder actually knew was not true or correct in a material respect when made, and the right to terminate this Agreement under clause (B) shall not be available to Acquiror to the extent based on a failure to perform any obligation or to comply with any agreement or covenant caused by action taken by a Continuing Stockholder.

           (vi) Acquiror, by written notice to the Company, if after the date hereof there shall have occurred a Company Material Adverse Effect;

           (vii) the Company, by written notice to Acquiror, if the Board or Special Committee, in its good faith exercise of its business judgment (based on the advice of counsel), has determined that the Board continuing to recommend to the holders of Common Shares the approval of the Merger would be reasonably likely to be a breach of the duties of the Board under the MGCL;

           (viii) the Company (unless the Company is in breach of its obligations under Section 5.1) or Acquiror, by written notice to the other, if upon a vote at the Stockholders Meeting, the Stockholder Approval shall not have been obtained;

           (ix) either party, by written notice to the other party, if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

           (x) Acquiror, by written notice to the Company, if the Company shall have failed to hold the Stockholders Meeting by September 15, 2001, and either of the following shall have occurred prior to such date: (A) any corporation, partnership, person, other entity or "group" (as referred to in Section 13(d)(3) of the Exchange Act) other than Acquiror or any of its affiliates (collectively, "Third Persons") shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of more than 15% of the outstanding Common Shares; or (B) any Third Person shall have made, proposed, communicated or disclosed in a manner which is or becomes known: (i) by stockholders beneficially owning 5% or more of the outstanding Common Shares or (ii) by any director or officer of the Company, an intention to make a bona fide Acquisition Proposal, unless in the case of the condition in clause (B), the Company is able to sustain the burden of showing that the failure to hold the Stockholders Meeting was caused primarily by factors other than knowledge of such intention to make an Acquisition Proposal.

Any action to be taken to terminate this Agreement under this Section shall be taken by, or pursuant to authority granted by, the Board (as recommended by the Special Committee) or Acquiror's members, as the case may be.

     7.2 Effect of Termination. In the event of the termination of this Agreement under Section 7.1, this Agreement shall thereafter become void and have no effect and no party hereto shall have any liability to any other party hereto or its stockholders, members, directors or officers in respect thereof; provided that the provisions of Article VIII, Sections 4.7, 5.10, 5.11, 7.3 and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement until the expiration of such provisions in accordance with their terms.

     7.3   Expenses and Termination Fee.

           (a) Except as otherwise provided in this Section 7.3, the Company on the one hand, and Acquiror, Acquiror Sub and the Continuing Stockholders (collectively the "Acquiror Parties"), on the other hand, shall bear their own fees and expenses in connection with the negotiation and performance of this Agreement and the Partnership Merger Agreement, and the consummation of the Merger and the transactions contemplated hereby (including the Offer) and thereby, provided that as of the Closing the Company shall pay or reimburse the Acquiror Parties for all their fees and expenses to the extent they have not been paid or reimbursed under subsection (b) below.

           (b) The Company agrees to pay or reimburse the Acquiror Parties, promptly following receipt of reasonable supporting documentation, for up to $400,000 of their fees and expenses incurred in connection with the negotiation and performance of this Agreement and the Partnership Merger Agreement, and the consummation of the transactions contemplated hereby (excluding the Offer) and thereby, including any and all fees and expenses of accountants, financial advisors, attorneys and consultants engaged by the Acquiror Parties or by any persons or entities proposing to provide financing, as well as points, charges for interest rate protection, fees or cost reimbursements paid or owed to the financing sources of the Acquiror Parties. Such payment or reimbursement by the Company shall be nonrefundable, except that Acquiror Parties will refund any such amounts paid or reimbursed by the Company in the event they materially breach their obligations under this Agreement.

           (c) If the Company terminates this Agreement pursuant to Section 7.1(iv) or (vii), or if Acquiror terminates this Agreement pursuant to Section 7.1(iii) or (x), then the Company shall (A) pay to Acquiror, within two business days, in immediately available funds, the sum of $750,000, and (B) promptly upon receipt, but in no event later than two business days following receipt, of reasonable supporting documentation, pay or reimburse Acquiror Parties for all their reasonable fees and expenses, to the extent unpaid, in connection with the negotiation and performance of this Agreement and the Partnership Merger Agreement, and the consummation of the transactions contemplated hereby (excluding the Offer) and thereby, including any and all reasonable fees and expenses of accountants, financial advisors, attorneys and consultants engaged by the Acquiror Parties or by any persons or entities proposing to provide financing, as well as points, fees or cost reimbursements paid or owed to the financing sources of the Acquiror Parties. If Acquiror terminates this Agreement pursuant to Section 7.1(vi) and such Company Material Adverse Effect was caused by a Force Majeure Event (as defined below), then the Company shall pay or reimburse Acquiror Parties for 50% of their reasonable fees and expenses to the extent set forth in clause (B) of this subsection (c). The Company's payment of the termination fee and other fees and expenses set forth in this subsection (c) shall be the sole and exclusive remedy of Acquiror against the Company and any of its Subsidiaries, and their respective directors, officers, employees, agents, advisors or other representatives in respect of the occurrence giving rise to such payment.

                                 ARTICLE VIII.
                                 MISCELLANEOUS

     8.1 Non-Survival of Representations and Warranties. The respective representations and warranties of the Company and Acquiror contained herein or in any certificate delivered pursuant hereto shall expire with, and be terminated and extinguished upon, consummation of the Merger, and thereafter none of the Company or Acquiror or any officer, director or member thereof shall be under any liability whatsoever with respect to any such representation or warranty. This Section 8.1 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after consummation of the Merger.

     8.2 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto by action taken by the Board (as recommended by the Special Committee) and by Acquiror's members; provided, however, that (i) after Stockholder Approval, no amendment may be made which reduces the amount or changes the form of consideration to be received by the Public Stockholders in the Merger or otherwise changes or effects any change which would adversely affect the Public Stockholders prior to the effectiveness of the Merger without the further approval of the holders of Common Shares, and
(ii) after the Effective Time, no amendment may be made to Section 5.6.

     8.3 Waiver. At any time prior to the Effective Time, whether before or after the Stockholders Meeting, any party hereto, by action taken by the Board (as recommended by the Special Committee) or Acquiror's members, as the case may be, may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto or (ii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations; provided, however, that after Stockholder Approval, no waiver may be made which reduces the amount or changes the form of consideration to be received by the Public Stockholders in the Merger or otherwise changes or effects any change which would adversely affect the Public Stockholders prior to the effectiveness of the Merger without the further approval of the holders of Common Shares.

     8.4 Notice. All notices, requests and other communications required or permitted under this Agreement shall be in writing and shall be delivered personally or by courier guaranteeing delivery within the next day, or by facsimile, addressed as follows or such other address as the party to be notified has furnished in writing by notice in accordance with this Section 8.4:

           (a)   If to the Company, to:

                 G & L Realty Corp.
                 439 N. Bedford Drive
                 Beverly Hills, CA  90210
                 Attention: David Hamer
                 Facsimile: (310) 248-2222

                 with copies (which shall not constitute notice) to:

                 O'Melveny & Myers LLP
                 400 S. Hope Street
                 Los Angeles, CA  90071-2899
                 Attention:  Frederick B. McLane, Esq.
                 Facsimile: (213) 430-6407

                 Ballard, Spahr, Andrews & Ingersoll, LLP
                 300 East Lombard Street, 19th Floor
                 Baltimore, MD  21202-3266
                 Attention:  James J. Hanks, Jr., Esq.
                 Facsimile:  (410) 528-5650

           (b)   If to Acquiror, to:

                 G & L Acquisition, LLC
                 c/o Daniel M. Gottlieb
                 439 N. Bedford Drive
                 Beverly Hills, CA  90210
                 Facsimile: (310) 248-2222

                 with a copy (which shall not constitute notice) to:

                 Heller Ehrman White & McAuliffe LLP
                 601 S. Figueroa Street, 40th Floor
                 Los Angeles, CA  90017-5758
                 Attention:  Neal H. Brockmeyer, Esq.
                 Facsimile: (213) 614-1868

Any such notice, request or other communication shall be deemed to have been given and received on the day on which it is delivered, if delivered personally, on the day after the sending thereof, if by courier, or when transmission is acknowledged, if by facsimile (or, if such day is not a business day in California or if the notice, request or other communication is not sent by facsimile during business hours at the place of receipt, on the next following business day); provided that if any such notice, request or other communication is given by facsimile, a copy shall also be sent by certified mail or by overnight courier addressed as indicated above.

     8.5 Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, including the Term Sheet dated April 13, 2001, between the Company and the Continuing Stockholders, with respect to the subject matter hereof.

     8.6 Parties in Interest. Except as otherwise provided in Sections 1.10, 4.7, 5.6, 5.10 and 5.11, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person (other than the Continuing Stockholders, who shall be considered third party beneficiaries) any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     8.7 Material Events. At all times prior to the Effective Time, each party shall promptly notify the other party in writing of the occurrence of any event of which it obtains knowledge which will or may reasonably be expected to result in a failure to satisfy any of the conditions specified in Article VI hereof.

     8.8 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.9 Interpretation. As used herein, references to "knowledge" of the Company and words of like import shall mean the actual knowledge of any executive officer of the Company, and "knowledge" words of like import of Acquiror shall mean the actual knowledge of either member of Acquiror. As used herein, "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity. When a reference is made in this Agreement to an Article, Section or subsection, such reference shall be to an Article, Section or subsection of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." "Or" is used in its inclusive sense. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of any ambiguity or any question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. As used in this Agreement, the term "Force Majeure Event" means the occurrence of an event that is beyond the reasonable control of the Continuing Stockholders or the Company, including, natural disasters, fire, explosion, accident, flood, earthquake, tornadoes, hurricanes, seismic event, war, civil unrest or strife, riot, civil commotion, labor strike, labor unrest, power shortage or rationing, acts of God, other casualty, or a "change in law" as described in Section 6.3(d).

     8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by either party without the prior written consent of the other party.

     8.11 Governing Law. Except to the extent that the MGCL and the MLLCA shall govern the Merger, this Agreement shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of California, without giving effect to the principles of conflict of laws thereof.

     8.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     8.13 Severability. If any term or provision of this Agreement is invalid or unenforceable in any jurisdiction by reason of any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term is invalid or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.


               [REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

       IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                          G & L ACQUISITION, LLC


                                          By:  /s/ Daniel M. Gottlieb
                                              -------------------------------
                                              Daniel M. Gottlieb
                                              Member

                                          By:  /s/ Steven D. Lebowitz
                                              -------------------------------
                                              Steven D. Lebowitz
                                              Member



                                          G & L REALTY CORP.



                                          By:   /s/ John H. Rauch
                                              -------------------------------
                                              John H. Rauch
                                              Senior Vice President



          The undersigned, being the Continuing Stockholders designated in
Section 1.5(c) of the foregoing Agreement and Plan of Merger (the "Agreement"), each agree to be bound by the provisions of the Agreement that purport to be covenants and agreements of the Continuing Stockholders, such as in Sections 4.5, 4.7, 5.3 and 7.3, and further each agree to cause Acquiror and Acquiror Sub (each as defined in the Agreement), or any other entity to be formed by them as contemplated by Section 5.3, to comply with their respective covenants and agreements as contained in the Agreement.


                               /s/ Daniel M. Gottlieb
                              ------------------------------
                              Daniel M. Gottlieb


                               /s/ Steven D. Lebowitz
                              ------------------------------
                              Steven D. Lebowitz